SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

     (Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2003

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period to

Commission file number  1-7260

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nortel Networks
Long-Term Investment Plan
(formerly the Northern Telecom Inc.
Long-Term Investment Plan)
Northern Telecom Plaza
220 Athens Way, Suite 300
Nashville, Tennessee 37228

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nortel Networks Corporation
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada, L6T 5P6

INFORMATION

     We are filing an 11-K/A in order to file a corrected Consent of the Independent Registered Public Accounting Firm of Deloitte and Touche LLP. The original Consent dated June 25, 2004 inadvertently omitted reference to Registration Statement No. 333-106654.

Exhibits

23.1	Consent of Deloitte & Touche LLP

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Nortel Networks Long-Term Investment Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN
By:	/s/ Mary M. Cross
Mary M. Cross
President, Nortel Networks Inc.

Date:   June 29, 2004

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